[JONES DAY LETTERHEAD]

February 10, 2017

BY EDGAR

H. Roger Schwall
Assistant Director, Office of Natural Resources
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:                    FTS International, Inc.
Registration Statement on Form S-1
CIK No. 0001529463

Ladies and Gentlemen:

FTS International, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) a publically available Registration Statement on Form S-1 (as amended, the “Registration Statement”).  On behalf of the Company, we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated January 31, 2017.  For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by the Company’s response.  Under separate cover, the Company has supplementally sent the Staff the materials referenced in this response letter.  Except as otherwise provided, page references included in the body of the Company’s responses are to the Registration Statement.

General

1.                                    Please include the name(s) of the lead underwriter(s) in your next amendment.  Please note that we will defer our review of any amendment that does not name the lead underwriter(s).

Response:  The Company acknowledges the Staff’s comment and has included the names of the lead underwriters on the cover of the prospectus.

2.                                    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company acknowledges the Staff’s comment and has provided supplementally to the Staff copies of all written communications that the Company, or anyone authorized to do

United States Securities and Exchange Commission

February 10, 2017

so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933.

3.                                    You will need to update your registration statement to include two years of audited financial statements and related disclosures prior to the filing becoming effective.

Response:  The Company acknowledges the Staff’s comment and undertakes to update the Registration Statement with the required two years of audited financial statements and related disclosures prior to effectiveness.

4.                                    We note that you disclose a number of fracturing stages and an average fracturing revenue per stage for each period on pages 11, 40, and 44.  Please expand these disclosures to include a description of the work that constitutes a fracturing stage, noting any particular qualities or characteristics and the degree of comparability among contracts.  Please indicate how the number of fracturing stages in any given contract is determined, and clarify the unitary relevance of these measures.

Response:  The Company acknowledges the Staff’s comment and has revised page 59 to describe what constitutes a fracturing stage. The Company has also revised pages 13-14, 42-43 and 46 to include a cross reference to “Business—Our Services—Hydraulic Fracturing,” which includes disclosure regarding fracturing stages and the types of service agreements the Company uses to provide its hydraulic fracturing services.

Prospectus Summary, page 1

5.                                    Please include a discussion of the risks related to your business and this offering in your summary.

Response:  The Company acknowledges the Staff’s comment and has revised pages 7-8 to include a summary of the risks related to the Company’s business and this offering.

Our Company, page 1

6.                                    Please describe the general development of your business.  In this regard, we note that you do not disclose the year in which you were organized, your form of organization, or other information about your history and origins.  Pursuant to Item 101(a) of Regulation S-K, provide a description of your corporate history sufficient to allow investors an understanding of your development.

Response:  The Company acknowledges the Staff’s comment and has revised page 9 to include a discussion of the general development of the Company’s business.

United States Securities and Exchange Commission

February 10, 2017

7.                                    Throughout your prospectus, you make certain factual assertions about your industry.  By way of example only, we refer you to the following statements:

•                 “We are one of the largest providers of hydraulic fracturing services in North America based on both active and total horsepower of our equipment.” Page 1.

•                 “E&P companies are able to complete more stages using fewer rigs and many analysts expect that total stages completed will surpass 2014 levels at a significantly lower corresponding rig count.” Page 2.

•                 “We are one of the top-three hydraulic fracturing companies in some of the most active basins in the United States, including the SCOOP/STACK Formation, Marcellus/Utica Shale, the Eagle Ford Shale and the Haynesville Shale.  We also have an extensive, long-standing presence in the Permian Basin.” Page 3.

•                 “According to an industry report from December 2016, these basins will account for more than 75% of all new wells drilled in 2017 and 2018.” Page 3.

•                 “Industry reports have forecasted that the North American onshore stimulation sector, which includes hydraulic fracturing, will increase at a compound annual growth rate, or CAGR, of 31% from 2016 through 2020.” Page 5.

•                 “According to an industry report, the total working horsepower in North America declined from approximately 22 million in 2014 to approximately 14 million in 2016.” Page 58.

Throughout your prospectus, you also make certain factual assertions about your operations as compared to those of your competitors.  By way of example only, we refer you to the following statements:

•                 “We have in-house manufacturing and maintenance capabilities that allow us to produce, maintain and reactivate our equipment at a lower cost than many of our competitors.” Page 1.

•                 “[O]ur industry-leading safety record.” Page 4.

•                 “[S]ome of our competitors are not permitted to bid for work for certain customers because they do not meet those customers’ minimum safety requirements.” Page 5.

•                 “[T]he large number of small service providers in our industry may make it an attractive candidate for industry consolidation . . . [t]hese factors should lead to a better balance of supply and demand and to higher pricing levels for our services.” Pages 58-59.

United States Securities and Exchange Commission

February 10, 2017

Please provide us with supplemental support for the factual assertions made throughout your prospectus.  To the extent you do not have independent support for a statement, please revise the language to clarify the basis for the statement.  In addition, to the extent that some of these statements are intended to be qualified to your belief, please revise your disclosure to state the basis, to the extent material, for your belief.

Response:  The Company acknowledges the Staff’s comment and has provided supplementally to the Staff material to support the factual assertions made throughout the prospectus.

8.                                    We note your graphs of “Total Fracturing Stages” and “Average Stages per Fleet per Quarter.” Please explain how average stages per fleet per quarter demonstrate your efficiency.

Response:  The Company acknowledges the Staff’s comment and has revised pages 2 and 57-58 to describe how average stages per fleet per quarter demonstrates efficiency.

9.                                    Please disclose the report dates and provide us copies of the relevant portions of industry data that you cite or rely on in your filing, including, but not limited to, reports by Baker Hughes (pages 2 and 58) and ISNetworld (page 5).  Also, please tell us whether your source material is publicly available or if you directed any of the reports to be prepared on your behalf in connection with the offering.  If so, please file any consents as required by Securities Act Rule 436.

Response:  The Company acknowledges the Staff’s comment and has revised pages 3 and 61 to provide the dates of the Baker Hughes report cited in the Registration Statement.  The Company has also provided supplementally to the Staff copies of the relevant portions of the Baker Hughes report. The Baker Hughes report is publicly available. Further, the Company has revised the Registration Statement to remove reference to ISNetworld.

10.                            Please provide more detail about you “strategic partnership with a third-party technology center,” including identifying this center and your relationship with it.

Response:  The Company acknowledges the Staff’s comment and has revised pages 2, 7, 58-59 and 66 to clarify its relationship with the third-party technology center. The Company has entered into a services agreement with Premier Oilfield Laboratories, LLC, the third-party technology center, for a one-year term, with an option for the Company to renew for additional one-year terms.

Company Information, page 7

11.                            Please revise this section to identify your controlling shareholders and the extent of their control after this offering and related transactions.  Please also disclose if representatives of your controlling shareholders will continue as directors.  In this

United States Securities and Exchange Commission

February 10, 2017

regard, we note that on page 84, you disclose that prior to completion of this offering, you will terminate the amended and restated stockholders agreement between your controlling shareholders.  We note that this agreement contained certain director nomination privileges, among other rights.  Please consider presenting your ownership after this offering and relating transactions in graphical form.

Response:  The Company acknowledges the Staff’s comment and has revised pages 8-9 to provide additional information about the Company’s controlling stockholders.  The Company has also revised pages 8-9 and 28 to include a cross reference to the table in “Principal and Selling Stockholders,” which provides a graphical representation of the stockholders’ ownership after this offering.

Risk Factors, page 13

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing    Page 18

12.                            We note that on December 13, 2016, the EPA released a report captioned Hydraulic Fracturing for Oil and Gas:  Impacts from the Hydraulic Fracturing Water Cycle on Drinking Water Resources in the United States.  Please discuss the EPA’s December 2016 findings to the extent that your business activities and operations might be significantly impacted by related regulatory initiatives at the federal, state, or local level.  Similarly, please provide new or revised disclosures under your “Environmental Regulations” section beginning on page 66, as appropriate.  In the alternative, please explain to us why you believe that such disclosure is not necessary in these circumstances.

Response:  The Company acknowledges the Staff’s comment and has revised page 21 to discuss the EPA’s December 2016 findings as it impacts the Company’s business.  The Company has also revised pages 70-71 to include revised disclosures under the “Environmental Regulations” section.

United States Securities and Exchange Commission

February 10, 2017

Use of Proceeds, page 33

13.                            Once you know the expected size of the offering, and not later than when you provide the price range for the offering, if you intend to use any proceeds other than to repay indebtedness, please provide estimated amounts you intend to allocate to each of the identified uses within “general corporate purposes” that you reference.  In addition, if you will allocate amounts to more than one use, please present the information in tabular form to facilitate clarity.  See Item 504 of Regulation S-K and the instructions thereof.

Response:  The Company acknowledges the Staff’s comment and undertakes to revise the use of proceeds section when it knows the expected size of the offering and not later than when it provides the price range for the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Overview, page 42

Significant developments in 2016, page 42

14.                            You disclose that you completed a tender offer and “subsequent open market” purchases for a portion of your long-term debt in July.  Please explain what you mean by open market purchases considering that you do not have any Section 12 registered securities.

Response:  The Company acknowledges the Staff’s comment and has revised pages 44, 49 and 52 to clarify that the subsequent debt repurchases were made in the qualified institutional buyer/144A market.

Results of Operations, page 44

15.                            You indicate that selling, general and administrative expense for the nine months ended September 30, 2016, decreased by $77.6 million from the same period in 2015 due to decreased employee headcount, decreased professional fees, and decreased insurance costs.  When you attribute changes in significant items to more than one factor or element, please quantify the impact of each factor or element.  In addition, please discuss the underlying reasons for the changes observed.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that in the process of preparing the management discussion and analysis, when more than one immaterial factor contributed to a change in a significant item, the Company lists the factors without quantification in order of magnitude to provide the reader with a general sense of the relative contribution of each change. If the Company determines that one or more factors contributes to a

United States Securities and Exchange Commission

February 10, 2017

material change in a significant item, the Company quantifies each material factor to the extent that the amount is reasonably available and precise. With respect to the change in selling, general and administrative, or SG&A, expense, the Company reviewed these factors and concluded that decreased employee headcount caused a material change to SG&A expense. The Company has revised page 47 to quantify this factor and to add disclosure regarding the underlying reasons for the changes observed.

Management, page 72

Directors and Executive Officers, page 72

16.                            We note your discussion regarding the experience of certain of directors, including Messrs. Goh, Ong, and Sim, tend to indicate that such individuals may not be residents of the United States.  If any of your directors is not a resident of the United States, please tell us the consideration you gave to providing a risk factor that addresses, as applicable, the difficulties associated with an investor’s ability to:

•                 effect service of process within the United States against foreign persons;

•                 enforce United States court judgments based upon the civil liability provisions of the United States federal securities laws against foreign persons in the United States;

•                 enforce in a foreign court United States court judgments based on the civil liability provisions of the United States federal securities laws against foreign persons; and,

•                 bring an original action in a foreign court to enforce liabilities based upon United States federal securities laws against foreign persons.

Response:  The Company acknowledges the Staff’s comment and has revised page 25 to include a risk factor that addresses the risk of having non-US resident directors on the board of directors.

Director Compensation, page 79

17.                            Please provide, in the tabular format required by Item 402(r)(2) of Regulation S-K, the name of each director and the compensation received during your most recently completed fiscal year.  Additionally, please provide the narrative to your director compensation table as requested by Item 402(r)(3) of Regulation S-K that explains any material factors necessary to understanding the compensation of your directors.

Response:  The Company acknowledges the Staff’s comment and has revised pages 83-84 to include director compensation in a tabular format and to include a narrative discussion regarding director compensation.

United States Securities and Exchange Commission

February 10, 2017

Executive Compensation, page 80

18.                            We note that you paid all of your executives bonuses in recognition of their contribution to your cost reduction initiatives, as well as Mr. Harris also a retention bonus that is a percentage of his base salary based in part based on his meeting certain performance criteria.  In accordance with Item 402(o) of Regulation S-K, please provide brief narrative disclosure of the material factors in granting each of these cash bonuses.

Response:  The Company acknowledges the Staff’s comment and has revised page 85 to include additional disclosure regarding the discretionary nature of the cash bonuses.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-3

19.                            We note that your cost of revenue measures do not include depreciation, depletion and amortization.  Please clarify whether the entire amount of depreciation, depletion and amortization that you report separately is attributable to cost of revenues.  If this is not the case, please specify the amount attributable to cost of revenue for each period to comply with Rule 5-03.2 of Regulation S-X, and SAB Topic 11:B.

Please expand your disclosure of cost of revenue excluding depreciation, depletion and amortization, and the related percentages of revenue, as presented on page 44, to include comparable details based on total cost of revenue, along with the disclosures and reconciliations required by Item 10(e)(1)(i) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that the entire amount of depreciation and amortization that the Company reports separately on its Consolidated Statement of Operations is not attributable to cost of revenue. The Company has revised page F-3 to include the amount of depreciation attributable to cost of revenue as a parenthetical disclosure to the cost of revenue line item in accordance with SAB Topic 11:B.

After including the parenthetical disclosure discussed above, the Company believes that cost of revenue excluding depreciation and amortization is permitted as a line item on our Statement of Operations. Therefore, the Company does not believe that this line item meets the definition of a non-GAAP financial measure included in Item 10(e)(2) of Regulation S-K.

Note 2 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

20.                            We note your disclosure explaining that you recognize revenue upon the completion of each stage of job, according to customer specifications.  Please clarify whether

United States Securities and Exchange Commission

February 10, 2017

these terms stipulate a fixed and determinable price for the completion of each stage, independently and without regard to the completion of other stages, or if the price for a job may also be dependent upon and require the completion of multiple stages. Please identify the specific authoritative guidance that you believe applies to these circumstances and which you have relied upon in formulating your policy.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that the authoritative guidance that the Company has applied is SAB Topic 13: Revenue Recognition. Based on this guidance the Company applied the four criteria to determine when revenue is earned. A discussion of each of the four criteria are included below:

Persuasive evidence of an arrangement exists: The Company enters into master service agreements with each of its customers to document the overall terms of its arrangement. Then the Company enters into a statement of work to perform its services on one or more wells for the customer. A statement of work documents the specific job design for the well, the number of stages to be performed, and the pricing to be used to create the Company’s invoice after a stage is complete.

Services have been rendered: During the performance of a hydraulic fracturing stage, a customer representative generally works with the Company’s crew to validate that the job is being performed according to the agreed-upon job design. Upon completion of a stage, the Company provides a report to the customer representative that contains the amount of time and materials incurred for that stage. The customer representative reviews and signs this report as confirmation that the stage has been performed to the customer’s specifications and to confirm the amount of time and materials incurred for that stage.

The seller’s price to the buyer is fixed or determinable: The price for the Company’s services becomes fixed upon the completion of a single stage once the customer representative signs off on the stage report. At this point in time all of the inputs needed for the Company to generate an invoice become known. The amount invoiced for a completed stage is not dependent on the completion of any other stages.

Collectability is reasonably assured: The Company reviews the credit worthiness of its customers and only agrees to perform services for customers from whom the Company believes collectability is reasonably assured.

Note 14 – Commitments and Contingencies, page F-29

Litigation, page F-30

21.                            We note your disclosure indicating that you settled litigation with Continental Industries Group, Inc. in January 2016 after jury verdicts were received in November 2015.  However, you indicate that while damages of $62.5 million had been sought, and notwithstanding the jury award of $5.3 million, you settled for a

United States Securities and Exchange Commission

February 10, 2017

different amount.  Tell us the effects of your accounting for this litigation in each period, including the amounts of any accruals and adjustments and settlement, and the particular line items in your financial statements having this activity.  Please explain why the settlement did not equate with the jury verdict, and if you do not believe the effects of your accounting are material, submit your analysis and rationale.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that all of the effects of the Company’s accounting for this litigation and the related settlement were included in the Company’s financial statements as of December 31, 2015, and were reflected in the selling, general and administrative expense line of the Company’s Consolidated Statement of Operations and the accrued expenses and other current liabilities line of the Company’s Consolidated Balance Sheet. The settlement was executed in January 2016 before the Company’s 2015 financial statements were issued. The Company considered the settlement as additional evidence of conditions that existed at the date of the balance sheet and adjusted its estimate of the liability for this matter to the settlement amount as of December 31, 2015, in accordance with ASC 855-10-55-1.

After the jury verdict of $5.3 million, both the Company and Continental had the ability to appeal this decision. The costs that the Company and Continental would likely have incurred during the appeals process could have been significant. Therefore, both parties agreed to settle the matter instead. Part of the settlement agreement was for both parties to keep the settlement amount confidential. However, on pages 14 and 43, the Company disclosed that it incurred significant legal costs of $8.1 million in 2015, which included the settlement amount.

When reviewing the disclosure requirements for litigation settlements the Company referred to ASC 450-20-50-1, which states in part, “Disclosure of the nature of an accrual made pursuant to the provisions of paragraph 450-20-25-2, and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading.” After reviewing the Company’s consolidated financial statements as a whole and considering the magnitude of the settlement amount, the Company concluded that the absence of the disclosure of this settlement amount did not make our financial statements misleading. Therefore, the Company concluded that disclosure of the settlement amount was not required.

Index to Exhibits, page II-9

22.                            We note that your list of exhibits does not include the registration rights agreement that you state you intend to enter into with “existing significant shareholders.”  Please include this exhibit or tell us why you believe its inclusion is not required.  See Regulation S-K Item 601(b)(4) for guidance.

Response:  The Company acknowledges the Staff’s comment and has revised pages II-4 and II-9 to include the new registration rights agreement.

United States Securities and Exchange Commission

February 10, 2017

* * * * * * *

Sincerely,

/s/ Charles T. Haag

Charles T. Haag

cc:                                                      Michael J. Doss, Chief Executive Officer, FTS International, Inc.
Lance Turner, Chief Financial Officer, FTS International, Inc.
Larry D. Cannon, Chief Administrative Officer, General Counsel, Chief
   Compliance Officer and Corporate Secretary, FTS International, Inc.
Merritt S. Johnson, Partner, Shearman & Sterling LLP